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                              November 5, 2020

       David Baker
       Chief Executive Officer
       Vallon Pharmaceuticals, Inc.
       Two Logan Square
       100 N. 18th Street, Suite 300
       Philadelphia, PA 19103

                                                        Re: Vallon
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 23,
2020
                                                            File No. 333-249636

       Dear Mr. Baker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Company Overview, page 1

   1. We note your response to prior comment number 1. Please identify and describe the studies and results you
intend to rely on for approval using the Section 505(b)(2) pathway, including the
identification of the parties that performed the studies. Please also disclose whether the FDA
approved the use of the Section 505(b)(2) pathway for ADAIR.
       Clinical Development, page 87

   2. We note your disclosure on page 88 that one patient experienced a serious adverse event in the food effect
study. Please describe the serious adverse event and whether it was assessed as
drug-related.
 David Baker
Vallon Pharmaceuticals, Inc.
November 5, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Baker
                                                           Division of
Corporation Finance
Comapany NameVallon Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
November 5, 2020 Page 2
cc:       Kaoru C. Suzuki, Esq.
FirstName LastName